

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Glenn K.C. Ching
Senior Vice President,
Corporate Secretary and General Counsel
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

**Re: Central Pacific Financial Corp.**
**Form 10-K for Fiscal Year Ended**
**December 31, 2010**
**Filed February 9, 2011**
**File No. 001-31567**

Dear Mr. Ching:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (facsimile only)
Alison S. Ressler
Sullivan & Cromwell LLP
(310) 712-8800